COAST

The Coast Distribution System, Inc.

ANNUAL REPORT

To Our Shareholders

In our letter of last year, when our results were in a steady decline, we described some of the procedures we were implementing to turn Coast around. We wrote that we did not anticipate the realization of the expected improvement in service levels and comparative advantage in our market from those strategies, until the end of 2001. During the past year we held steady in our focus on supporting our customers through business-to-business and business-to-consumer catalogs, websites and e-commerce solutions. More importantly, we reduced costs and overhauled the core of our business: our method of bringing products from manufacturers to our customers.

The past year did, indeed, begin with a continuation of the net losses we had seen in the second half of 2000, before the expected improvement in results began. During the fourth quarter of 2001, we were able to reduce our loss by half as compared to the same quarter of 2000. Additionally, at December 31, 2001, we reduced our long-term obligations by more than 13% to $21,785,000, from $25,140,000 in 2000. Overall, we ended 2001 with a net loss of $2,495,000, or 57 cents per share, as compared to a net loss of $2,841,000, or 66 cents per share, in 2000.

We would be less than candid if we failed to admit that we're glad to have the last few years behind us. We are continuing to implement the supply chain and cost reduction strategies that we have outlined in our previous comments to you. While there's much to do, we expect to move our sales and earnings back into a positive position in 2002.

Our principal market, the Recreational Vehicle aftermarket, is doing well but the Marine aftermarket that we serve continues to be difficult and yield sales declines.

We're fortunate to have an experienced and tirelessly dedicated CRV team working towards our goals. They all have put forth untolled extra effort. We're confident that commitment to success is engrained in the Coast culture.

Our next year or two will be interesting and we're looking forward to reporting better results to you.

Sincerely,

Thomas R. McGuire

Thomas R. McGuire
Chairman of the Board
Chief Executive Officer

ACCOUNTING POLICIES AND ESTIMATES

General

In accordance with generally accepted accounting principles, as applied in the United States ("GAAP"), we record most of our assets at the lower of cost or fair value. In determining the fair value of some of our assets, principally accounts receivable, inventories, deferred income taxes and costs in excess of net assets of acquired businesses (commonly known as "goodwill"), we must make judgments, estimates and assumptions regarding future events and circumstances that could affect the value of those assets, such as future economic conditions that will affect our ability to collect our accounts receivable or sell our inventories in future periods. Those judgments, estimates and assumptions are based on current information available to us at the time they are made. Many of those events and circumstances, however, are outside of our control and if changes in those events or circumstances occur thereafter, GAAP will require us to adjust the earlier estimates that are affected by those changes. Any downward adjustments are commonly referred to as "write-downs" of assets involved.

It is our practice to establish reserves or allowances against which we are able to charge any such downward adjustments or "write-downs" in the fair value of any of our assets. Examples include reserves or allowances established for uncollectable accounts receivable (sometimes referred to as "bad debt reserves") and reserves for inventory obsolescence. With respect to other assets, such as goodwill, we write down their fair value directly upon determining that, due to changes in events or circumstances, the amounts at which they are carried on our books exceed their current fair value. Such reserves or allowances are established, and such write-downs are effectuated, by charges to income or increases in expense in our statement of operations in the periods when those reserves or allowances are established or those write-downs recorded. As a result, our judgments, estimates and assumptions about future events can and will affect not only the amounts at which we record these assets on our balance sheet, but also our results of operations.

Under GAAP, most businesses also must make estimates or judgments regarding the periods during which sales are recorded and also the amounts at which they are recorded. Those estimates and judgments will depend on such factors as the steps or actions that a business must take to complete a sale of products to or the provision of services for a customer and the circumstances under which a customer would be entitled to return the products or reject or adjust the payment for the services. Additionally, in the case of a company that grants its customers contractual rights to return products sold to them, GAAP requires that the company establish a reserve or allowance for product returns by means of a reduction in the amount at which its sales are recorded primarily based on the nature, extensiveness and duration of those rights and its historical return experience.

In making our estimates and assumptions we follow GAAP and accounting practices applicable to our business that we believe, after consultation with our independent public accountants, will enable us to make fair and consistent estimates of the fair value of those assets and establish adequate reserves or allowances. Additionally, as part of the audit of our annual financial statements, our independent public accountants examine, on a test basis, the evidence on which we rely, and assess the accounting principles that we use and the significant estimates that we make, in determining the amounts at which we propose to record our assets and establish our reserves in our financial statements.

Set forth below is a summary of the accounting policies that we believe are material to an understanding of our financial condition and results of operations that are discussed below.

Revenue Recognition and the Allowance for Product Returns – We recognize revenue from the sale of a product upon its shipment to the customer. We provide our customers with a limited right of return. We establish an allowance for potential returns, which reduce the amounts of our reported sales. We estimate the allowance based on historical experience with returns of like products and current economic data, which can affect the level at which customers submit product returns.

Accounts Receivable and the Allowance for Doubtful Accounts – In the normal course of business we extend 30 day payment terms to our customers and, due to the seasonality of our business, during late fall and winter we grant extended payment terms to those of our customers that have good credit records. We regularly review our customers' accounts and estimate the amount of and establish an allowance for uncollectable amounts or "receivables" in each reporting period. The amount of the allowance is based on several factors, including the age of unpaid amounts, a review of significant past due accounts, and current economic trends, which affects the ability of customers to keep their accounts current. Estimates of uncollectable amounts are revised each period, and changes are recorded in the period they become known. For example, if the financial condition of the Company's customers or economic conditions were to deteriorate, adversely affecting their ability to make payments, increases in the allowance may be required. Since the allowance is created by recording a charge against income, an increase in the allowance will cause a decline in our operating results in the period when the increase is recorded.

Reserve for Excess and Obsolete Inventory – Inventories are valued at the lower of cost (first-in, first-out) or market and are reduced by an allowance for excess and slow moving or obsolete inventories. The amount of the allowance is determined on the basis of historical experience with different product lines, estimates concerning future economic conditions and estimates of future sales. If there is an economic downturn or a decline in sales, causing inventories of some product lines to accumulate, it may become necessary to increase the allowance. Other factors that can require increases in the allowance or inventory write downs are reductions in pricing or introduction of new or competitive products by manufacturers; however, due to the relative maturity of the markets in which the Company operates, usually these are not significant factors. Increases in this allowance also will cause a decline in operating results as such increases are effectuated by charges against income.

Allowance for Deferred Income Taxes – We record as a "deferred tax asset" on our balance sheet tax loss and tax credit carryforwards, to the extent they are available to offset or reduce our future income tax liability. At December 31, 2001 the amount of that asset totaled approximately $3.6 million, net of a valuation allowance of $120,000. Under applicable federal and state income tax laws and regulations, deferred tax assets relating to tax loss and tax credit carryforwards will expire if not used within specified time periods. Accordingly, the ability to use such assets depends on generating taxable income during those time periods. As a result, we establish a valuation allowance, which is applied as a reduction of the gross amount of that deferred tax asset, to take account of the possibility that we will not generate sufficient taxable income in the future to fully utilize this asset. In determining the amount of that allowance, we considered the taxable losses incurred in 2000 and 2001 and also current operating and economic trends as they may affect the amounts and timing of future taxable income that we currently believe we can generate. Currently available evidence leads us to believe that it is more likely than not that we will be able to utilize the deferred tax asset that is recorded in out financial statements. However, if due to future events or circumstances, such as an economic downturn that would adversely affect our operating results, we subsequently come to a different conclusion regarding our future taxable income and, hence, our ability to fully utilize this asset, we would increase the allowance and thereby reduce the amount at which we record the deferred tax asset. That reduction would be effectuated by an increase in the provision (or a reduction in the credit) for income taxes in our statement of operations, which would have the effect of causing a decline in our operating results.

Long-Lived Assets – Long-lived assets such as goodwill and intangible assets are reviewed for impairment when events or circumstances indicate that the carrying value may be not be recoverable. Estimated undiscounted expected future cash flows are used to determine if an asset is impaired, in which case the carrying value of the asset would be reduced to fair value. Any resulting impairment would be recorded as a charge against income in the period in which the impairment was recorded. Beginning with our fiscal year ending December 31, 2002, however, we will be required to assess our goodwill for impairment based on the new standards established by SFAS No. 142. We will not be able to determine the full effect of these new standards on our financial position or our results of operations until we are able to complete our impairment analysis using the new standards. Under existing accounting standards, our assessment of goodwill indicated that no impairment existed as of December 31, 2001. In the event our analysis under the new standards indicates this goodwill is impaired, we will be required to record a charge to our earnings in fiscal 2002, the amount of which is not presently determinable. See Paragraph 6 of Note A to our Consolidated Financial Statements for additional information regarding SFAS No. 142.

Foreign Currency Translation – The financial position and results of operations of our foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of each foreign subsidiary are translated into U.S. dollars at the rate of exchange in effect at the end of each reporting period. Revenues and expenses are translated into U.S. dollars at the average exchange rate for the reporting period. Foreign currency translation gains and losses not impacting cash flows are credited to or charged against other comprehensive income (loss). Foreign currency translation gains and losses arising from cash transactions are credited to or charged against current earnings.

RESULTS OF OPERATIONS

Factors Generally Affecting Sales of RV and Boating Products

We believe that the Company is one of the largest wholesale distributors of replacement parts, accessories and supplies for recreational vehicles ("RVs"), and boats in North America. Our sales are made to retail parts and supplies stores, service and repair establishments and new and used RV and boat dealers ("After-Market Customers"). Our sales are affected primarily by (i) usage of RVs and boats which affects the consumers' needs for and purchases of replacement parts, repair services and supplies, and (ii) sales of new RVs and boats, because consumers often "accessorize" their RVs and boats at the time of purchase.

The usage and the purchase, by consumers, of RVs and boats depend, in large measure, upon the extent of discretionary income available to consumers and their confidence about economic conditions. Weather conditions also affect the usage of RVs and boats. Additionally, shortages in the supply and increases in the prices of gasoline also can lead to declines in the usage and purchases of RVs and boats. As a result, our sales and operating results can be, and in the past have been, adversely affected by recessionary economic conditions, increases in interest rates, increases in the prices of gasoline, and unusually adverse weather conditions. We believe that increases in gasoline prices, which occurred early in 2001, and growing uncertainties among consumers about economic conditions contributed to our poor financial performance in 2001.

Net Sales – Net sales in 2001 declined by $12,533,000 or 8.5% as compared to 2000. We believe that this decline was attributable to a number of factors, including rising gasoline prices in the first part of the year and uncertainties among consumers about the economy, which resulted in decreases in both the usage and purchases of recreational vehicles and boats, and the Company's implementation of its new inventory management and deployment program which led to temporary disruptions in service levels to our customers. However, most of the sales decline occurred in the first half of the year. In the third quarter of 2001 sales declined 3.2%, as compared to the corresponding quarter of 2000 and sales increased 6.8% in the fourth quarter of 2001 as compared to the fourth quarter of 2000. We believe that this reversal of our sales decline reflects an improvement in consumer confidence about the economy coupled with security concerns about foreign travel and travel by air which is causing an increase in domestic travel and, we believe, in the use of RVs; declines in interest rates and gasoline prices; and our progress in implementing our inventory management and deployment program, which has enabled us to improve our service levels to our customers. We anticipate continued improvement in economic conditions and in the service levels we provide to our customers and, as a result, we currently expect to see further improvements, year over year, in sales in 2002.

Net sales in 2000 declined by approximately $7,309,000 or 4.7% as compared to 1999. We believe that this decline, which began late in the second quarter of 2000, was primarily attributable to increases in gasoline prices and interest rates which, coupled with growing uncertainties among consumers about the economy during the later part of that year, resulted in a decrease in both the usage and purchase of recreational vehicles and boats and, in turn, led to a decline in purchases of our products by our customers in response to these conditions.

Gross Margin – Our gross margin declined to 14.2% of net sales in 2001 from 15.0% in 2000. This decrease was attributable to increased labor costs at our distribution facilities caused by the implementation of our new inventory management and deployment system and the relation of that increase to the decline in our sales in 2001. That decrease more than offset an overall reduction in the prices that we paid for the purchase of products from our suppliers and increases in the prices we were able to charge for selected products. The price concessions from our suppliers were the result of costs savings we have been able to pass on to them that are attributable to our new inventory management and deployment system which has enabled us to reduce the frequency and increase the size of product shipments from them. We believe that in 2002 we will receive continued price concessions from our suppliers and, now that the implementation of our inventory management and deployment system is substantially completed, that we will be able to reduce our labor costs at our distribution facilities, and, thereby, achieve an improvement in our gross margins from 2001.

Our gross margin declined to 15.0% of net sales in 2000 from 16.8% in 1999. This decline was due primarily to increased price competition in the second half of that year in response to slowing sales in our markets, the adverse effect of lower sales volume on fixed costs and a change in the mix of our sales to a higher proportion of higher priced, but lower margin accessories.

Selling, General and Administrative Expenses – In 2001, selling, general and administrative ("SG&A") expenses declined, in absolute dollars, by 9% or $2,258,0000, as compared to 2000 and, despite the decline in sales in 2001 also declined as a percentage of net sales to 16.3% from 16.5% in 2000. These declines were due primarily to our continuing cost containment efforts, including reductions in labor costs that resulted from reductions in the number of our employees and in salaries during 2001. Also contributing to the reduction in SG&A expenses in 2001 was a reduction in marketing costs. We continue to look for opportunities to streamline our organization, and anticipate that SG&A expenses will again decline in 2002, both in absolute dollars and as a percentage of net sales.

In 2000, SG&A increased in absolute dollars by approximately $1.2 million and as a percentage of net sales to 16.5% from 15.0% in 1999. These increases were primarily attributable to higher selling and marketing costs, as we expanded our marine products marketing and sales efforts during 2000, and due to expenses that we incurred in 2000 in connection with the integration into our operations, and the improvements made in the functionality, of a new computer system that was installed in 1999.

Nearly all of our corporate overhead costs are incurred in the United States. A portion of those costs is allocated to our foreign operations to the extent that they directly benefit from the expenses incurred.

Operating Income – The decline in operating income in 2001 was due primarily to the combined effects of the decreases in sales and gross margin, which more than offset the reduction in SG&A expenses. The decline in operating income in 2000 was due primarily to the combined effects of the decreases in sales and gross margin and the increase in SG&A expenses.

Interest Expense – Interest expense in 2001 decreased by $713,000 or 24% as compared to 2000. This decrease was the result of reductions in interest rates during 2001, and reductions in average long-term borrowings outstanding during the year that were made possible, in part, by inventory reductions that we were able to implement as a result of our new inventory management and deployment system.

During 2000, interest expense increased by $635,000 or 27%, as compared to 1999. This increase was primarily the result of increases in average long-term borrowings outstanding during the first nine months of 2000, which were used to fund operations and to fund repurchases of shares of our common stock in the latter half of 1999 and, to a lesser extent, due to increases in interest rates during 2000.

Other Income – Other income in 2001 was primarily attributable to the sale of the real property where our distribution center in Portland, Oregon, was located. That distribution center was relocated, following that sale, to a leased facility in the Portland area. Other income in 2000 was the result of a one-time sale of one of our proprietary product lines to a recreational vehicle supplies manufacturer, which has agreed to supply that product, along with products from its other product lines, to us in future periods.

Income Taxes – Our effective income tax rate is affected by the amount of our expenses that are not deductible for income tax purposes and by varying tax rates on income generated by our foreign subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES

We finance our working capital requirements for our operations primarily with borrowings under a long-term revolving credit facility from a bank and internally generated funds. Under the terms of the revolving credit facility, which expires in May 2003, we may borrow up to the lesser of (i) $40,000,000 with seasonal reductions ranging from $30,000,000 to $35,000,000 between August 1 and February 28 of each year, or (ii) an amount equal to 80% of eligible accounts receivable and between 50% to 60% of eligible inventory. Interest on the revolving credit facility is payable at the bank's prime rate plus 1.25% or, at the Company's option but subject to certain limitations, at the bank's LIBOR rate, plus 3.0%.

At March 15, 2002, outstanding borrowings under the revolving credit facility totaled $31,100,000. Our bank borrowings are secured by substantially all of the Company's assets and rank senior in priority to other indebtedness of the Company. Our revolving credit facility expires on May 31, 2003. As a result, commencing in the second quarter of 2002, our bank borrowings, which are currently classified as a long term liability, will have to be reclassified as a short term liability until such time as we are able to obtain a new long term credit facility.

We currently believe that we have good relations with our bank lender and, if our operating results in 2002 improve, as we currently expect they will, we believe we will be able to obtain a renewal or extension of our existing credit agreement with our current lender or obtain a new credit facility with a new lender. If, however, our operating results should deteriorate, or economic conditions or conditions in the credit markets were to worsen, our costs of borrowing could increase in 2003, or we could experience difficulties renewing our existing or obtaining a new credit facility.

Due to the nature of our business, our primary need for working capital is to finance our accounts receivable and our purchases of inventory. Typically we bill our customers on an open account basis with 2% 10 day, net 30-day terms. During late fall and winter, however, certain of our customers receive extended payment terms. We were largely successful in late 2001 in securing similar extended payment terms from some of our suppliers, which reduced the amounts we had to borrow under our credit facility to make inventory purchases. There is no assurance that we will be able to obtain extended payment terms from our suppliers in the future. If we were unable to do so, it would require us to incur additional borrowings under our credit facility or could adversely affect our ability to timely pay our creditors and to purchase inventory. Also, in the event our customers delay their payments to us, our payments to our creditors could also be delayed.

We generally use cash for, rather than generate cash from, operations in the first half of the year, because we build inventories, and accounts receivables increase, as our customers begin increasing their product purchases for the spring and summer selling seasons. See "Seasonality and Inflation" below.

Net cash provided by operating activities was $3,303,000 in 2001, as compared to $1,426,000 in 2000 and $777,000 in 1999. The increase in cash provided by operations in 2001 was primarily attributable to an increase of $4,465,000 in our accounts payable as a result of obtaining extended payment terms from our suppliers.

During 2001, we received $2,669,000 from the sale of our Portland, Oregon distribution facility. We have leased a smaller facility in nearby Wilsonville, Oregon.

Capital expenditures were $324,000 in 2001 as compared to $1,265,000 in 2000 and $1,465,000 in 1999. Capital expenditures in 2000 and 1999 were primarily related to the acquisition and installation of the Company's new computer system in 1999 and improvements made in its functionality during 2000.

Borrowings under our credit facility decreased by $3,809,000 in 2001 and by $781,000 in 2000, and increased $5,095,000 in 1999. We also repaid $1,333,000 in other long-term debt in 2001, the majority of which was owed on the mortgage for our Portland, Oregon distribution facility. In June 1999, we made the final payment, in the amount of $2,333,000, on our outstanding senior subordinated notes with borrowings under our credit facility. In early 1999, we began an open market and private stock repurchase program and, during 1999, we purchased 1,102,304 of shares of our common stock, also using borrowings under our credit facility. We do not currently expect to make any purchases of shares during 2002.

We lease our facilities and certain of our equipment under non-cancelable operating leases. In 2001, rent expense under all operating leases totaled approximately $3,449,000. Our future lease commitments are described in Note D of Notes to the Company's Consolidated Financial Statements included elsewhere in this Report.

SEASONALITY AND INFLATION

Seasonality – Sales of recreational vehicle and boating parts, supplies and accessories are seasonal. We have significantly higher sales during the six-month period from April through September than we do during the remainder of the year. Because a substantial portion of the Company's expenses is fixed, operating income declines and the Company sometimes incurs losses and must rely more heavily on borrowings to fund operating requirements in months when sales are lower.

Inflation – Generally, we have been able to pass inflationary price increases on to our customers. However, inflation also may cause or may be accompanied by increases in gasoline prices and interest rates. Such increases, or even the prospect of increases in the price or shortages in the supply of gasoline, can adversely affect the purchase and usage of RV& and boats, which can result in a decline in the demand for our Company's products.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk with respect to financial instruments is primarily related to changes in interest rates with respect to borrowing activities, which may adversely affect our financial position, results of operations and cash flows. To a lesser degree, we are exposed to market risk from foreign currency fluctuations associated with our Canadian operations and our Canadian currency denominated debt. We do not use financial instruments for trading or other speculative purposes and are not party to any derivative financial instruments.

In seeking to minimize the risks from interest rate fluctuations, we manage exposures through our regular operating and financing activities. The fair value of borrowings under our revolving credit facility approximates the carrying value of such obligations. As of December 31, 2001, we had outstanding $21.8 million under our revolving credit facility.

We sometimes enter into forward exchange agreements to reduce the effect of foreign currency fluctuations on a portion of our inventory purchases in Canada for our Canadian operations. The gains and losses on these contracts are reflected in earnings in the period during which the transactions being hedged are recognized. We believe that these agreements do not subject us to significant market risk from exchange rate movements because the agreements offset gains and losses on the balances and transactions being hedged. As of December 31, 2001, there were no such agreements outstanding.

Approximately 15% of our debt is denominated in Canadian currency, which also exposes us to market risk associated with exchange rate movements. Historically, we have not used derivative financial instruments to manage our exposure to foreign currency rate fluctuations since the market risk associated with our foreign currency denominated debt has not been considered significant.

CERTAIN FACTORS THAT COULD AFFECT FUTURE PERFORMANCE

Statements contained in this Annual Report that are not historical facts or that discuss our expectations regarding our future operations or future financial performance or trends in our business constitute "forward-looking statements." Forward-looking statements are estimates of future performance or our future financial condition that are based upon current information and that are subject to a number of risks and uncertainties that could cause our actual operating results or our financial performance or condition in future periods to differ significantly from those expected at the current time. Those risks and uncertainties include, although they are not limited to, the following:

Our Business is Seasonal and is Subject to Various Economic and Climatic Influences – Our sales are affected directly by the purchase and usage levels of RVs and boats. The purchase and, in particular, the usage of RVs and boats, are affected by weather conditions. As a result, our sales and operating results ordinarily decline in the winter months and we sometimes incur losses in these periods of the year. Additionally, unusual weather conditions in a particular season, such as unusually cold weather in the spring or summer months, can cause period-to-period fluctuations in our sales and financial performance. Purchases and usage of RVs and boats also are affected by consumers' level of discretionary income and their confidence about economic conditions and changes in interest rates and in the availability and cost of gasoline. As a result, our sales and operating results can be, and in the past have been, adversely affected by the following:

◦ Loss of confidence among consumers regarding economic conditions and the onset of economic recessions, which affect the willingness of consumers to purchase and use their RV& and boats;

◦ Increases in interest rates, which affect the availability and affordability of financing for RVs and boats;

◦ Increases in the costs and supply shortages of gasoline, which affect the costs of using and the ability to use RVs and boats; and

◦ Unusually severe or extended winter weather conditions, which can reduce the usage of RV and boats for periods extending beyond the ordinary winter months or to regions that ordinarily encounter milder winter weather conditions.

These conditions also often lead to increased price competition in our markets, which could force us to reduce our prices, thereby reducing sales revenue and our margins. These conditions contributed to the decline in our sales and the losses we incurred in the years ended December 31, 2001 and 2000 and could impact our operating results in the future.

We have financed our growth primarily with and rely heavily on bank borrowings – We rely heavily on bank borrowings to fund our working capital requirements and capital expenditures. Our outstanding borrowings could harm us in the future. We may find it more difficult to obtain additional financing to fund expansion or take advantage of other business opportunities, and we use a substantial portion of our cash flow from operations to pay the principal and interest on our debt. Therefore, our existing debt makes us more vulnerable to general economic downturns and competitive pressures and, as discussed in the Section of this Report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", the interest we have to pay on such debt impacts our operating results.

Our Credit Facility Expires on May 31, 2003 – Our credit facility, which is our principal source of borrowings to fund working capital requirements and capital expenditures, will expire on May 31, 2003. We may encounter difficulties obtaining a renewal or extension of our existing credit facility from our existing lender or a new credit facility from a new lender to replace the existing credit facility and, even if we are able to do so, our costs of borrowing may increase.

The Effects of Possible Changes in Supply Relationships in Our Markets – As is the customary practice in our markets, in most instances we do not have long-term supply contracts with our product suppliers. As a result, product suppliers are free to change the terms on which they will sell us products or to discontinue supplying us with products altogether, because they may choose to distribute their products directly to after-market dealers or because they might choose to establish exclusive supply relationships with other distributors. Additionally, manufacturers of new RVs and boats may choose to incorporate optional equipment on their RVs and boats at the time of manufacture that, historically were provided to their dealers by distributors such as the Company. Any of these occurrences could result in increased competition in our markets or reduce the number of products we are able to offer our customers, which could cause our sales to decline and could result in lower margins.

Additional uncertainties are discussed in the Section of this Report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", including, in particular, in the introductory portion thereof that discusses our accounting policies and estimates and the effects those policies and estimates can have on our future financial position and operating results.

Due to these and other possible uncertainties and risks, readers are cautioned not to place undue reliance on forward-looking statements contained in this Report, which speak only as of the date of this Annual Report. We also disclaim any obligation to update forward-looking information contained in this report, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS

As of December 31,	2001	2000
	(dollars in thousands, except for per share amounts)	
ASSETS		
CURRENT ASSETS		
Cash	$ 1,001	$ 539
Accounts receivable (less allowance for doubtful receivables of $1,082 in 2001 and $1,040 in 2000)	12,760	12,996
Inventories	32,356	33,343
Prepaid expenses	198	799
Deferred income taxes	1,772	1,702
Income tax refunds receivable	10	893
Total current assets	48,097	50,272
PROPERTY, PLANT & EQUIPMENT	2,137	4,139
OTHER ASSETS		
Costs in excess of net assets of acquired businesses	6,426	7,061
Deferred income taxes	2,030	788
Other	1,546	1,630
	10,002	9,479
	$ 60,236	$ 63,890
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	$ 10,603	$ 6,138
Accrued liabilities	2,241	2,423
Current maturities of long-term obligations	26	1,763
Total current liabilities	12,870	10,324
LONG-TERM OBLIGATIONS	21,785	25,140
DEFERRED INCOME TAXES	206	213
COMMITMENTS	—	—
REDEEMABLE PREFERRED STOCK OF SUBSIDIARY	—	48
SHAREHOLDERS' EQUITY		
Preferred stock, $.001 par value; authorized: 5,000,000 shares; none issued and outstanding	—	—
Common stock, $.001 par value; authorized: 20,000,000 shares; 4,366,880 and 4,330,654 issued as of December 31, 2001 and December 31, 2000, respectively	16,823	16,800
Accumulated other comprehensive income (loss)	(968)	(650)
Retained earnings	9,520	12,015
	25,375	28,165
	$ 60,236	$ 63,890

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31,	2001	2000	1999
	(dollars in thousands, except for per share amounts)		
Net sales	$134,958	$147,491	$154,800
Cost of products sold (including distribution costs)	115,740	125,426	128,804
Gross margin	19,218	22,065	25,996
Selling, general and administrative expenses	22,044	24,302	23,140
Operating margin	(2,826)	(2,237)	2,856
Equity in net earnings of affiliated companies	107	50	76
Other income (expense)			
Interest expense	(2,293)	(3,006)	(2,371)
Other	1,319	1,202	(15)
Earnings (loss) before income taxes	(3,693)	(3,991)	546
Income tax provision (benefit)	(1,198)	(1,150)	536
Net earnings (loss)	$ (2,495)	$ (2,841)	$ 10
Earnings (loss) per share:			
Basic	$ (.57)	$ (.66)	$ .00
Diluted	$ (.57)	$ (.66)	$ .00

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2001	2000	1999
		(dollars in thousands)	
Cash flows from operating activities:			
Net earnings (loss)	$ (2,495)	$ (2,841)	$ 10
Adjustment to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation	781	881	928
Amortization	589	646	634
(Gain) loss from sale of property and equipment	(1,141)	24	5
Equity in net earnings of affiliated companies, net of distributions,	(66)	(35)	(76)
Gain from sale of product line	—	(1,078)	—
Deferred income taxes	(1,319)	(572)	(37)
Change in assets and liabilities:			
Accounts receivable	200	299	(569)
Inventory	987	5,312	(2,124)
Prepaids and tax refunds receivable	1,484	27	(1,245)
Accounts payable	4,465	(1,610)	3,281
Accrued liabilites	(182)	373	(30)
	6,954	4,401	(687)
Net cash provided by operating activities	3,303	1,426	777
Cash flows from investing activities:			
Proceeds from sale of property and equipment	2,669	622	174
Proceeds from sale of product line	400	400	—
(Increase) decrease in other assets	(226)	485	1,019
Capital expenditures	(324)	(1,265)	(1,465)
Net cash provided by (used in) investing activities	2,519	242	(272)
Cash flows from financing activities:			
Net borrowings (repayments) under notes payable and line-of-credit agreements	(3,809)	(781)	5,095
Proceeds from issuance of long-term debt	53	—	136
Repayment of long-term debt	(1,333)	(707)	(2,715)
Issuance of common stock under employee stock purchase and stock option plans	23	49	86
Retirement of common stock	—	—	(2,975)
Redemption of redeemable preferred stock of subsidiary	(45)	(97)	(96)
Dividends on preferred stock of subsidiary	—	(3)	(7)
Net cash used in financing activities	(5,111)	(1,539)	(476)

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2001	2000	1999
		(dollars in thousands)	
Effect of exchange rate changes on cash	$ (249)	$ (231)	$ 177
NET INCREASE (DECREASE) IN CASH	462	(102)	206
Cash beginning of year	539	641	435
Cash end of year	$ 1,001	$ 539	$ 641

Supplemental disclosures of cash flow information:

	2001	2000	1999
Cash paid (received) during the year for:			
Interest	$ 2,188	$ 3,043	$ 2,341
Income taxes	(568)	(112)	1,313

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Three Years Ended December 31, 2001	Common Shares	Common Stock	Retained Earnings	Other Comprehensive Earnings (Loss)	Total
(dollars in thousands)					
Balance at January 1, 1999	5,279,854	$ 19,640	$ 14,856	$ (665)	$ 33,831
Net earnings for the year	—	—	10	—	10
Foreign currency translation adjustments	—	—	—	298	298
Comprehensive earnings for the year					308
Issuance of common stock under employee stock purchase plan	35,296	86	—	—	86
Retirement of common stock	(1,012,304)	(2,975)	—	—	(2,975)
Dividends on preferred stock of subsidiary	—	—	(7)	—	(7)
Balance at December 31, 1999	4,302,846	16,751	14,859	(367)	31,243
Net loss for the year	—	—	(2,841)	—	(2,841)
Foreign currency translation adjustments	—	—	—	(283)	(283)
Comprehensive loss for the year					(3,124)
Issuance of common stock under employee stock purchase plan	27,808	49	—	—	49
Dividends on preferred stock of subsidiary	—	—	(3)	—	(3)
Balance at December 31, 2000	4,330,654	16,800	12,015	(650)	28,165
Net loss for the year	—	—	(2,495)	—	(2,495)
Foreign currency translation adjustments	—	—	—	(318)	(318)
Comprehensive loss for the year					(2,813)
Issuance of common stock under employee stock purchase plan	36,226	23	—	—	23
Balance at December 31, 2001	4,366,880	$ 16,823	$ 9,520	$ (968)	$ 25,375

The accompanying notes are an integral part of these statements.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

1. Principles of Consolidation. The Company consolidates the accounts of its wholly-owned subsidiaries, The Coast Distribution System (Canada) Inc. ("Coast Canada") and Eur-Asia Recreational Vehicle Accessories Taiwan Company. Investments in unconsolidated affiliates are accounted for by the equity method. All material intercompany transactions have been eliminated.

2. Inventories. Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or net realizable value. The Company regularly assesses the appropriateness of the inventory valuations with particular attention to obsolete, slow-moving and non-saleable inventory. Inventories consist primarily of recreational replacement parts, supplies and accessories held for resale.

3. Property, Plant and Equipment. Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on a straight-line basis. The estimated lives used in determining depreciation and amortization are:

Buildings and improvements	12–40 years
Warehouse and office equipment	5–7 years
Automobiles	3–5 years

Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Currently the amortization periods range from 5 to 15 years.

4. Revenue Recognition. Revenue from sales of product is recognized upon shipment.

5. Segment Reporting. The Company has one operating segment which is the distribution of recreational replacement parts, supplies and accessories. The Company distributes its product from 17 distribution centers located throughout the United States and Canada. No single customer accounted for 10% or more of the Company's revenues in 2001, 2000, or 1999.

6. Intangible Assets. The costs in excess of net assets of acquired businesses are being amortized on a straight-line basis using periods ranging from four to thirty years. At December 31, 2001 and 2000, the accumulated amortization applicable to intangible assets was approximately $7,124,000 and $7,009,000 respectively. In June 2001, the Financial Accounting Standards Board (the "FASB") adopted SFAS No. 141 Business Combinations and SFAS No. 142 Goodwill and Intangible Assets. SFAS No. 141 addresses the methods used to account for business combinations and requires the use of the purchase method of accounting for all combinations after June 30, 2001. SFAS No. 142 addresses the methods used to amortize intangible assets and to assess impairment of those assets, including goodwill resulting from business combinations accounted for under the purchase method. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and the company is required to adopt SFAS No. 142 effective January 1, 2002. Included in our assets at December 31, 2001 is goodwill with a net carrying value of $5,721,000. Beginning with our fiscal year ending December 31, 2002, we will no longer amortize this goodwill, decreasing our amortization expense by approximately $385,000 per year, and we will be required to assess our goodwill for impairment based on the new standards established by SFAS No. 142. We will not be able to determine the full effect of these new standards on our financial position or our results of operations until we are able to complete our impairment analysis using the new standards. Under existing accounting standards, our assessment of goodwill indicated that no impairment existed as of December 31, 2001. In the event our analysis under the new standards indicates this goodwill is impaired, we will be required to record a charge to our earnings in fiscal 2002.

7. Foreign Currency Translation. Exchange adjustments resulting from foreign currency transactions are generally recognized in net earnings, whereas adjustments resulting from the translation of financial statements are reflected as a separate component of shareholders' equity. Net foreign currency transaction gains or losses are not material in any of the years presented. The functional currency of the Company's Canadian subsidiary is the Canadian dollar.

8. Forward Exchange Contracts. On a selective basis, the Company enters into forward exchange contracts to reduce the effect of foreign currency fluctuations on a portion of the inventory purchases of Coast Canada. The gains or losses on these contracts are included in earnings in the period when the related transactions being hedged are recognized. The contracts do not subject the Company to significant market risk from exchange rate movements because the contracts offset gains and losses on the balances and transactions being hedged. At December 31, 2001, there were no forward exchange contracts outstanding.

9. Income Taxes. The Company provides a deferred tax expense or benefit equal to the net change in the deferred tax liability or asset during the year. Deferred income taxes represent tax loss and credit carryforwards and future net tax effects resulting from temporary differences between the financial statement and tax basis of assets and liabilities, using enacted tax rates. A valuation allowance is provided against deferred tax assets when realization of the asset is not expected to occur.

10. Use of Estimates. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. Actual results could differ from those estimates.

11. Earnings per share. Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of common and potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of the incremental common shares issuable upon the exercise of stock options and warrants (using the treasury stock method). Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive.

12. Reclassifications. Certain reclassifications have been made to prior year amounts to conform with the current year presentations.

13. New Accounting Standard. In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of," and develops a single accounting model, based on the framework established in SFAS No. 121 for long-lived assets held or to be disposed of by sale, whether such assets are or are not deemed to be a business. SFAS No. 144 also modifies the accounting and disclosure rules for discontinued operations. We are required to adopt the standard on January 1, 2002; however, we have not determined the effect that the adoption of SFAS No. 144 will have on the financial position or results of operations of the Company.

NOTE B: PROPERTY, PLANT & EQUIPMENT

Property and equipment consists of the following at December 31:

	2001	2000
	(dollars in thousands)	
Buildings	$ —	$ 1,425
Warehouse equipment	3,460	3,572
Office equipment	5,328	5,131
Leasehold improvements	731	906
Automobiles	96	99
	9,615	11,133
Less accumulated depreciation and amortization	7,478	7,479
	2,137	3,654
Land	—	485
	$ 2,137	$ 4,139

NOTE C: LONG-TERM OBLIGATIONS

Long-term obligations consists of the following at December 31:

	2001	2000
	(dollars in thousands)	
Secured notes payable to bank—due May 31, 2003	$ 21,750	$ 25,559
8.75% note collateralized by a deed of trust on land and building, due in monthly installments of $14, final payment made September 2001	—	1,241
Other	61	103
	21,811	26,903
Current portion	26	1,763
	$ 21,785	$ 25,140

Subsequent to 2002, annual maturities of long-term obligations (in thousands) are $21,780 in 2003, and $5 in 2004.

Secured Notes Payable to Bank

The secured notes payable to bank evidence borrowings under a revolving credit facility which are collateralized by substantially all assets of the Company. The Company may borrow up to the lesser of (i) $40,000,000 with seasonal reductions ranging from $30,000,000 to $35,000,000 each year, or (ii) an amount equal to 80% of the value of eligible accounts receivable and between 50 to 60% of the value of eligible inventory. Interest is payable at the bank's prime rate plus 1.25% or, at the Company's option but subject to certain limitations, borrowings will bear interest at the bank's LIBOR rate, plus 3%.

The note agreements contain certain restrictive covenants. Included are covenants regarding profitability, minimum liquidity ratios, restrictions on investments, and limitations on indebtedness, payment of dividends, and on mergers and consolidations.

The Company is in compliance with all the covenants.

NOTE D: COMMITMENTS

Operating Leases

The Company leases its corporate offices, certain warehouse facilities, and data processing equipment. These leases are classified as operating leases as they do not meet the capitalization criteria of Statement of Financial Accounting Standards No. 13, "Accounting for Leases". The office and warehouse leases expire over the next ten years and the equipment leases expire over the next two years. Minimum future rental commitments under noncancelable operating leases as of December 31, 2001 are as follows:

Year Ending December 31,	Equipment	Facilities	Total
	(dollars in thousands)		
2002	$ 319	$ 2,989	$ 3,308
2003	200	2,908	3,108
2004	—	2,077	2,077
2005	—	1,173	1,173
2006	—	1,141	1,141
Thereafter	—	2,638	2,638
	$ 519	$ 12,926	$ 13,445

Rent expense charged to operations amounted to (in thousands) $3,449 in 2001, $3,308 in 2000 and $3,380 in 1999.

NOTE E: STOCK OPTION AND STOCK PURCHASE PLANS

Stock Option Plans

The Company has in effect a 1993 Stock Option and Incentive Plan and a 1999 Stock Incentive Plan ("the plans") which authorize the issuance of options to purchase 1,000,000 shares of the Company's common stock to key management employees of the Company and members of the Company's Board of Directors. The plans are accounted for under the provisions of APB No.25 and generally provide that option prices will not be less than fair market value per share on the date the option is granted, or 110% of fair market value in the case of an option granted to any employee who, at the time of the grant, owns or is deemed to own more than 10% of the total combined voting power of all classes of stock of the Company. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the plans been determined based on the fair value at the grant dates, consistent with the method prescribed in SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below.

	2001	2000	1999
	(dollars in thousands except per share amounts)		
Net earnings (loss) attributable to common shareholders:			
As reported	$ (2,495)	$ (2,844)	$ (3)
Pro forma	(2,594)	(2,926)	(73)
Per share—Basic			
As reported	$ (.57)	$ (.66)	$ (.00)
Pro forma	(.59)	(.68)	(.02)
Per share—Diluted			
As reported	$ (.57)	$ (.66)	$ (.00)
Pro forma	(.59)	(.68)	(.02)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used: no expected dividends; expected volatility of 111% for 2001, 147% for 2000, and 71% for 1999; risk-free interest rates of 4.8% for 2001, 6.6% for 2000, and 5.2% for 1999; an expected forfeiture rate of 33% for 2001 and 2000, and 37% for 1999; and expected lives of 5 years in 2001 and 2000, and 4 years in 1999. A summary of the status of the Company's stock option plans is presented below:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	699,500	$ 3.73	548,500	$ 4.23	479,500	$ 4.69
Granted	195,000	.75	156,000	2.01	97,000	2.26
Exercised	—	—	—	—	—	—
Forfeited	(235,500)	2.99	(5,000)	4.77	(28,000)	5.33
Outstanding at end of year	659,000	$ 3.11	699,500	$ 3.73	548,500	$ 4.23
Exercisable at end of year	506,645	$ 3.66	473,900	$ 4,22	305,000	$ 4.97
Weighted average fair value per option granted	$ .62		$ 1.84		$ 1.29	

The following information applies to options outstanding at December 31, 2001:

Range	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Options Exercisable	Weighted Average Exercise Price
$ .63 – $3.50	439,500	$ 1.91	8	287,145	$ 2.24
$4.13 – $7.88	219,500	$ 5.52	4	219,500	$ 5.52
$ .63 – $7.88	659,000	$ 3.11	6	506,645	$ 3.66

Employee Stock Purchase Plan

The Company has in effect a 1997 Employee Stock Purchase Plan under which 400,000 shares of the Company's common stock have been reserved for issuance to all permanent employees who have met minimum employment criteria. Employees who do not own 5% or more of the outstanding shares are eligible to participate through payroll deductions. At the end of each offering period, shares are purchased by the participants at 85% of the lower of the fair market value at the beginning or the end of the offering period. The weighted average per share fair values of the awards were $0.51, $0.30, and $0.58 for the years ended December 31, 2001, 2000, and 1999. At December 31, 2001, 266,752 shares under this plan remain available for issuance in future offering periods.

NOTE F: EMPLOYEE BENEFIT PLAN

The Company has a 401(K) profit sharing plan in which all full-time employees are eligible to participate beginning the first quarter following completion of six months of employment. The plan allows participants to make pretax contributions and apply for and secure loans from their account. The plan provides for the Company to make discretionary contributions to be determined annually. The Company contributed $0 in 2001, $102,236 in 2000 and $86,441 in 1999 to this plan.

NOTE G: FOREIGN OPERATIONS

A summary of the Company's operations by geographic area is presented below:

	2001	2000
	(dollars in thousands)	
Sales to external customers:		
United States	$ 112,377	$ 123,845
Canada	22,548	23,646
Other	33	—
Operating margin:		
United States	(3,336)	(2,960)
Canada	197	736
Other	313	(13)
Identifiable assets:		
United States	51,284	55,359
Canada	8,199	7,882
Other	753	649

NOTE H: INCOME TAXES

Pretax income (loss) for the years ended December 31 was taxed under the following jurisdictions:

	2001	2000	1999
	(dollars in thousands)		
Domestic	$ (3,884)	$ (4,330)	$ (308)
Foreign	191	339	854
	$ (3,693)	$ (3,991)	$ 546

The provision (benefit) for income taxes is summarized as follows for the year ended December 31:

	2001	2000	1999
	(dollars in thousands)		
Current:			
Federal	$ 32	$ (771)	$ 77
State	82	16	78
Foreign	7	177	418
	$ 121	$ (578)	$ 573
Deferred:			
Federal	$ (1,169)	$ (427)	$ (10)
State	(148)	(145)	(1)
Foreign	(2)	—	(26)
	$ (1,319)	$ (572)	$ (37)
Income tax provision (benefit)	$ (1,198)	$ (1,150)	$ 536

The total operating loss carryforwards available for federal and state income tax purposes at December 31, 2001 were $4,476,000 and $7,200,000 respectively. The earliest carryforwards begin to expire in 2002.

Deferred tax assets (liabilities) are comprised of the following at December 31:

	2001	2000	1999
	(dollars in thousands)		
Deferred tax assets:			
Inventory capitalization	$ 792	$ 810	$ 786
Bad debt provision	381	344	306
Inventory reserve	477	510	50
Property, plant and equipment	78	72	54
Loss carryforwards	2,014	770	176
Other	180	59	71
Gross deferred tax assets	3,922	2,565	1,895
Less valuation allowance	(120)	(75)	(88)
	$ 3,802	$ 2,490	$ 1,807
Deferred tax liabilities:			
Investment in affiliates	$ (18)	$ (2)	$ —
Property, plant and equipment	(188)	(211)	(102)
Gross deferred tax liabilities	(206)	(213)	(102)
Net deferred tax assets	$ 3,596	$ 2,277	$ 1,705

A reconciliation between actual tax expense (benefit) for the year and expected tax expense (benefit) is as follows:

	2001	2000	1999
	(dollars in thousands)		
Earnings (loss) before income taxes	$(3,693)	$(3,991)	$ 546
Expected income tax expense (benefit) at 34%	(1,256)	(1,357)	186
Higher rates on earnings (loss) of foreign operations	(15)	45	84
Goodwill amortization	187	281	242
State taxes (net of federal benefit)	(111)	(104)	38
Change in valuation allowance	45	(13)	(12)
Exclusion of earnings of foreign affiliates	(18)	(22)	(16)
Other	(30)	20	14
Income tax provision (benefit)	$(1,198)	$(1,150)	$ 536

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries or foreign joint ventures as they have been and will continue to be reinvested. Where it is contemplated that earnings will not be reinvested, the Company believes U.S. foreign tax credits would largely eliminate any U.S. tax.

NOTE I: EARNINGS PER SHARE

For the Year Ended December 31:	2001	2000	1999
	(dollars in thousands)		
Numerator:			
Net earnings (loss)	$ (2,495)	$ (2,841)	$ 10
Dividends on preferred shares of subsidiary	—	(3)	(7)
Numerator for basic earnings(loss) per share	$ (2,495)	$ (2,844)	$ 3
Numerator for diluted earnings(loss) per share	$ (2,495)	$ (2,844)	$ 3
Denominator:			
Weighted average shares outstanding	4,360	4,324	4,633
Dilutive effect of stock options	—	—	8
Denominator for diluted earnings(loss) per share	4,360	4,324	4,641

A total of 659,000 options in 2001, 699,500 options in 2000 and 452,500 options in 1999 were excluded from the computation of diluted earnings per share because either 1) the options' exercise price was greater than the average market price of the common shares, or 2) the inclusion of the options in 2001 and 2000 would have been antidilutive because the Company experienced a net loss for the year.

NOTE J: ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31:

	2001	2000
	(dollars in thousands)	
Payroll and related benefits	$ 413	$ 597
Rent	317	263
Income and other taxes	348	450
Other	1,163	1,113
	$ 2,241	$ 2,423

NOTE K: FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade receivables. The amounts reported for cash, accounts receivable, short-term borrowings, accounts payable and accrued liabilities approximate the fair value due to their short maturities. As of December 31, 2001, the carrying value of long term debt approximates the estimated fair value of long-term debt, based on the current rates offered to the Company for debt of the same remaining maturities.

NOTE L: SIGNIFICANT CONCENTRATIONS

The Company's ability to satisfy demand for its products may be limited by the availability of those products from the Company's suppliers. In 1995 the Company entered into a multi-year supply agreement with Airxcel, Inc. (formerly Recreational Vehicle Products, Inc.) ("Airxcel"), which manufactures air conditioners under the Coleman® brand name. Airxcel is the Company's principal supplier of these products, the sales of which accounted for approximately 12% of the Company's net sales in 2001 and 2000, and 13% of the Company's net sales in 1999.

NOTE M: OTHER INCOME

Other income in 2001 was primarily attributable to the sale of the real property where our distribution center in Portland, Oregon was located. The sales price of this property, net of selling expenses, was $2,667,000.

Other income in 2000 consists primarily of the sale of one of our proprietary product lines to a supplier who has agreed to supply that product line along with products from its other product lines to us in future periods. The sales price for the product line was $1,078,000 of which $400,000 was received in 2000, $400,000 was received in 2001 and the reminder is due in 2002.

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Shareholders
The Coast Distribution System, Inc.

We have audited the accompanying consolidated balance sheets of The Coast Distribution System, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Coast Distribution System, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

San Jose, California
March 8, 2002

SHAREHOLDER INFORMATION

The Company's common stock is traded on the American Stock Exchange under the "CRV" symbol.

The following table sets forth for the calendar quarters indicated the range of the high and low closing sales prices per share of the Company's common stock as reported. As of December 31, 2001 the Company had 1,240 holders of record of its common stock.

	High	Low
2001: First Quarter	$ 1.13	$ .56
Second Quarter	.72	.52
Third Quarter	.75	.37
Fourth Quarter	.60	.41
2000: First Quarter	$ 2.38	$ 1.88
Second Quarter	2.25	1.13
Third Quarter	1.75	1.00
Fourth Quarter	1.44	.63

DIVIDEND POLICY

In 1983, the Company adopted a policy of retaining earnings to support the growth of its business and, therefore, does not anticipate that any cash dividends will be paid in the foreseeable future. In addition, payment of cash dividends by the Company is limited by its loan agreement.

TRANSFER AGENT / REGISTRAR
U.S. Stock Transfer Corporation
Glendale, California

Form 10-K

Upon request by any shareholder to the secretary of The Coast Distribution System Inc, 350 Woodview Ave., Morgan Hill, CA 95037, a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge.

The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Company's submission on Form 10-K. The address of the SEC's World Wide Website is http://www.sec.gov.

SUMMARY OF QUARTERLY RESULTS

	QUARTER ENDED			
(Unaudited)	March 2001	June 2001	September 2001	December 2001
	(dollars in thousands, except per share data)			
Revenues	$ 37,855	$ 40,273	$ 35,886	$ 20,944
Gross profit	6,353	5,810	4,402	2,653
Net earnings (loss)	(48)	(734)	(455)	(1,258)
Net earnings (loss) per share—diluted	$ (.01)	$ (.17)	$ (.10)	$ (.29)

	QUARTER ENDED			
(Unaudited)	March 2000	June 2000	September 2000	December 2000
	(dollars in thousands, except per share data)			
Revenues	$ 43,872	$ 46,940	$ 37,076	$ 19,603
Gross profit	8,114	7,220	5,180	1,551
Net earnings (loss)	413	311	(957)	(2,608)
Net earnings (loss) per share—diluted	$ .10	$ .07	$ (.22)	$ (.60)

SELECTED FINANCIAL DATA

	2001	2000	1999	1998	1997
			(in thousands, except per share data)		
Operating Data:					
Net sales	$ 134,958	$ 147,491	$ 154,800	$ 148,680	$ 135,952
Cost of sales (including distrib. costs)	115,740	125,426	128,804	124,452	117,272
Gross margin	19,218	22,065	25,996	24,228	18,680
Selling, general and admin. expenses	22,044	24,302	23,140	20,301	20,147
Operating margin	(2,826)	(2,237)	2,856	3,927	(1,467)
Equity in net earnings (loss) of affilliated companies	107	50	76	(170)	673
Other income (expense)	(974)	(1,804)	(2,386)	(2,704)	(5,775)
Earnings (loss) before income taxes	(3,693)	(3,991)	546	1,053	(6,569)
Income tax provision (benefit)	(1,198)	(1,150)	536	927	(1,303)
Net earnings (loss)	$ (2,495)	$ (2,841)	$ 10	$ 126	$ (5,266)
Net earnings (loss) per share—diluted	$ (.57)	$ (.66)	$ .00	$ .02	$ (1.01)
Shares used in computation of net earnings (loss) per share	4,360	4,324	4,641	5,282	5,239

			As of December 31,		
Balance Sheet Data	2001	2000	1999	1998	1997
			(dollars in thousands)		
Working capital	$ 35,227	$ 39,948	$ 45,653	$ 42,937	$ 48,999
Total assets	60,236	63,890	69,687	66,813	72,663
Long-term obligations	21,785	25,140	28,105	23,175	29,726
Shareholders' equity	25,375	28,165	31,243	33,831	33,996

BOARD OF DIRECTORS

Thomas R. McGuire
Chairman of the Board
The Coast Distribution System, Inc.

Ben A. Frydman
Attorney-at-Law
Stradling, Yocca,
Carlson & Rauth

Robert S. Throop
Retired,
Chairman of the Board and
Chief Executive Officer
Anthem Electronics, Inc.

John W. Casey
Retired,
President and
Chief Executive Officer
Shurflo Pump
Manufacturing Company

OFFICERS

Thomas R. McGuire
Chairman of the Board
Chief Executive Officer

David A. Berger
Executive Vice President

Dennis A. Castagnola
Executive Vice President

Sandra A. Knell
Executive Vice President
Chief Financial Officer
Corporate Secretary

DISTRIBUTION CENTERS

7530 W. Sunnyview Avenue
Visalia, CA 93291

3800 W. 2100 South
Salt Lake City, UT 84120

7133 Burns Street
Fort Worth, TX 76118

7930 S.W. Burns Way, Unit C
Wilsonville, OR 97070

4706 Macro Drive
San Antonio, TX 78218

11575B E. 40th Avenue
Denver, CO 80239

1400 N. Fiesta Blvd.
Gilbert, AZ 85233

800 Wisconsin Street, Bldg. 8
Eau Claire, WI 54703

175 Greenfield Road
Lancaster, PA 17601

1795 Continental Way
Atlanta, GA 30316

3002 Coast Court
Elkhart, IN 46514

6 Clermont Street
Johnstown, NY 12095

203A Kelsey Lane
Tampa, FL 33619

655 Harvie Settlement Road
Orillia, Ontario L3V 6K5
Canada

1545 Marie-Victorin
St-Bruno, Quebec J3V 6B7
Canada

707 Barlow Trail S.E.
Calgary, Alberta T2E 8C2
Canada

19676 Telegraph Trail, Unit D
Langley, British Columbia V1M 3E5
Canada

The Coast Distribution System, Inc.
350 Woodview Avenue
Morgan Hill, California 95037
408-782-6686